Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Greenland Technologies Holding Corporation

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (File No. 333-237321 and File No. 333-256509) of our report dated March 31, 2023 except for Note 2, 3, 18, 20, 22 and 23 as to which the date is April 17, 2024, relating to the audit of the consolidated balance sheets of Greenland Technologies Holding Corporation and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements), which appears in this Form 10-K/A filed by the Company with the U.S. Securities Exchange Commission on April 17, 2024.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
April 17, 2024	Certified Public Accountants
PCAOB ID: 1171